Exhibit 99.3

Paul Tran

Hi everyone. I’m Paul Tran and I’m the CEO of Manscaped. I’m joined today by Kevin Datoo, our President, and Phillip Unthank, our CFO. Also here with us are the talented team at Bright Lights, Mike Mahan and Hahn Lee. In the past couple of years, we’ve been so fortunate to create and capture a white space in the men’s lifestyle market. We’ve evolved and scaled so rapidly that it feels like a blur, but we’re here to talk about the next chapter of our growth. And once again, I feel so fortunate that Manscaped and Bright Lights serendipitously found each other.

Our teams are so synergistic that we could not have dreamed of a better partner. So let me turn it over to Mike and ask Mike to talk about the amazing team at Bright Lights

Mike Mahan

Thanks, Paul.

Hi everyone. By way of background, Bright Lights raised a $230M SPAC back in January of 2021.

We are incredibly proud of the team we have assembled, including what we believe to be a best-in-class board of directors. I started my career in investment banking and private equity, and most recently I was CEO of Dick Clark Productions, which is home to a number of high profile celebrity driven shows including the Golden Globes, the American Music Awards, the Billboard Music Awards, the Academy of Country Music Awards, and New Year’s Rockin’ Eve. While at Dick Clark, we had 6 straight years of record revenue, 6 straight years of record EBITDA, and ultimately grew the value of the company from $370M to over $1B.

Also around the same time, the Bright Lights team began to invest in assets like Epic Games, the Oklahoma City Dodgers, and the LAFC, which is the preeminent franchise in Major League Soccer. But where we really started to develop conviction, and had our biggest success, was investing alongside celebrities who had also agreed to serve as a marketing partner. To that end, we packaged an investment in Aviation Gin, alongside Ryan Reynolds, at a $40M valuation which sold to Diageo for $550M a little over 2 years later, led by John Howard. We invested in SKIMS with Kim Kardashian, which has also been an extraordinarily successful investment.

Given these successes, we formed a view that we could drive value by applying this celebrity partnership model to a SPAC. We believe we are uniquely qualified given our track record, our team, including our board of directors, and our celebrity relationships.

We therefore set out to find a company with 4 key criteria: 1) We wanted a thriving business. 2) We wanted a great executive team. 3) We wanted a company built for scale with strong margins. And 4) we wanted the company successful in its own right, but could still benefit from celebrity partnership.

We believe Manscaped fits our investment thesis perfectly. Manscaped created an eponymous category along the lines of Jell-O, Kleenex and Band-Aid. Manscaped has a scalable business model with high quality products and attractive margins. They’ve grown from just $3M in run rate revenue in 2018 to $300M in run rate revenue this year and $400M in run rate revenue next year. Most importantly, we believe they’re just getting started. They’re aggressively growing their retail footprint and are poised to replicate their domestic success across the globe. They’re well-positioned to expand rapidly into other products, aided by their brand loyalty and subscription program of 1M subscribers.

And with that, I’ll turn it back to Paul.

Paul Tran

Thank you Mike.

Men are now more conscientious about their own self-care, and Manscaped is defining a whole new ritual, a whole new routine for men. If you think about it, women led the way decades ago and now men are following.

It’s a huge market that we’ve created, and growing here, what we call manscaping, is becoming culturally accepted. In fact, if you were a Gen Z, it’s frankly required. Manscaped builds confidence, and is partner endorsed. What’s exciting is that we started in the groin, we dominated, and we’ve already grown way beyond it. Many people in the world see our ads, our commercials, and our brand, but not many know how fast we’ve grown or the scale that we’ve achieved in such a short amount of time.

We’re here to talk about how we went from a $3M dollar run rate 3 years ago to nearly $300M dollar run rate today, with just $23M of capital while amassing over 1M active paying members. Let’s start from head to toe.

It started with a dream to build the next multigenerational brand, one that speaks to a whole new generation. To do that, we created and captured a whole new routine. Before Manscaped, there was white space. There was no brand that represented male self-care.

Today, when you think about the groin, there is only Manscaped. Very much the Q-Tip or Chapstick, Manscaped defines the category of manscaping, but how big is this market that we’ve created?

Well, we’ve deployed over 4M of our Lawn Mowers to the market in just the last three years.

That might sound like a lot, but there are over 43M millennials in the U.S., and 80M men in our target demographics. So, with 4M trimmers deployed and hundreds of millions in revenue, that only represents 5% of the domestic opportunity.

What is staggering is the global opportunity. There are over 900M income adjusted men in our target demographics worldwide, and we can discount that however we’d like, but the outcome is still a tremendous amount of opportunity still available. Some men were already manscaping, but they were using the wrong tool for the job.

Manscaped’s Lawn Mower is specifically designed to increase safety when removing hair on loose skin, so we’re not only satisfying the market need, we’re building awareness and accelerating the adoption of this hygiene behavior. What’s exciting is that we’ve already proven that we can extend beyond the groin into a $70B male grooming market.

We’re already generating significant revenue outside of the groin, from hardware products like a Weed Whacker, a nose hair trimmer, to wet consumable products like our cleanser and preserver. We’ve been able to create a brand that extends beyond hygiene and self-care into lifestyle.

We created one pair of Manscaped boxers for a content piece and we ran it. Dudes out there wrote in to ask us where they can purchase Manscaped boxers. So far, we’ve deployed over 2M pairs of Manscaped boxers. We’re not an apparel company, but we’re very proud that men are willing and eager to wear our brand on their bodies.

To us, that signals that we are truly a lifestyle business.

You go out there to get a haircut by a professional, but you’re not going to go out there for somebody to trim your nether regions for you. This is a personal care activity and existing trimmers were never designed for this part of the body.

Similar to a toothbrush, this isn’t a device that you’d share. This is a personal care device. We’re in the personal care space, and many, many men still do not have a dedicated groin trimmer.

So you see those 900M men in our target demographics, they’re going to eventually need a dedicated groin trimmer. They’re not going to risk cutting themselves with any old trimmer. They’re going to choose a Manscaped SkinSafe trimmer. Manscaped owns the consumer’s trust and mindshare when it comes to safely trimming their family jewels.

We have a firm belief here at Manscaped that as millennials and Gen-Z males get older, manscaping becomes a socially required grooming habit. It’s becoming ingrained in the fabric of our society. Women led the way and now men are following.

We uncovered a white space and we obsess over creating the very best products for men.

This is the Lawn Mower 4.0, the fourth iteration of a specifically engineered tool for groin grooming. It is a purposefully built device to remove hair from loose skin.

It features our SkinSafe technology. It works in wet and dry environments. It’s cordless. It’s rechargeable and it has a detachable replacement blade. This detachable replacement blade fuels our subscription program and drives repeat purchases.

The Peak Hygiene Plan, our subscription plan, now has over 1 million active paying members.

We have a mechanism to deploy new products to our members without them incurring additional costs. So when we launch a shampoo, 1M men can get it in their box without any additional cost. When we launch our deodorant, 1M members can get it.

What happens when they run out? They come back to us or any of our retailers to purchase. We see this as a strong competitive advantage.

Our passionate dedication is authentic and our customers can feel it. This is how we are able to achieve a net promoter score of 50.

When we serve our customers, they tell their friends. When you combine great marketing with customer satisfaction, you achieve really high brand awareness.

Our marketing is truly resonating and our brand awareness proves it. We’ve grown our brand awareness to 40% in the short period of time.

At this pace, imagine what’s next as we continue to expand internationally.

What’s the outcome of all this? Well, financial success.

This is a chart showing the trailing 12 months revenue on a quarterly basis. We started by creating a whole new category.

We built a brand where over 2 million men who proudly wear our brand on their body. We scaled a digitally native business with a very successful subscription program into an international omni-channel brand. We proved that we’ve earned the permission to take care of men from head to toe.

What we’ve done is put ourselves in an advantageous position to continue to dominate. What we’re really excited about is the growth ahead.

There are so many growth levers that we’ve already proven. We’ve developed products that our customers have been begging for and we’re getting ready to launch them.

We’ve also laid the foundation and global infrastructure to satisfy international demand. The Manscaped brand now resonates with over 34 countries, and we’ve grown our brand presence to phenomenal heights. How do we do it?

Well, our marketing machine is second to none.

We deeply, deeply understand men and we maintain our marketing IP in-house.

From ideation to scripting, videography to post, ad buying to influencer management, we do it in-house. This is how we own our brand voice. We’ve become a media powerhouse that’s deploying $100M media that genuinely understands the next generation of men.

We’ve been able to achieve amazing marketing efficiency.

Our reach is so broad because we see success in all these channels, from motocross to cornhole, and MLB to kickboxing. We have a presence in these channels because we’re able to be successful in them.

We are the official sponsors of the San Francisco 49ers. We’re the official sponsors of the UFC.

We had a car in NASCAR.

We took over every single billboard at Penn Station in New York City, which was an incredibly fun and profitable campaign.

This is the Manscaped marketing machine at its finest.

I remember reading a comment on one of our Instagram posts that says “Manscaped is the only brand that could sponsor both drag queens and the UFC.” We’re very proud of that because it speaks to the diversity and mass market appeal of not only our products, but also our brand.

We believe that social responsibility goes hand-in-hand with financial success.

This is why we partnered with the Testicular Cancer Society. In one of our campaigns, we put two golf balls in a blue balloon and taught men how to check themselves for testicular cancer. So Manscaped saves balls from cuts and nicks, and through our close partnership with the Testicular Cancer Society, we help save lives.

Next up, I would like to invite Kevin Datoo, our President, to talk about the quantitative side of our success. But more importantly, how clearly we define a growth path.

Kevin Datoo

Thanks, Paul.

My name is Kevin and I’d like to start with a little background.

Prior to joining Manscaped, I spent seven years at Dollar Shave Club as Chief Operating Officer. I was employee number 2 and had the opportunity to guide DSC through a tremendous phase of growth and ultimately through its sale to Unilever in 2016.

I love helping disruptive brands scale to maturity. And when I was first introduced to Manscaped, it was obvious that the company had found a special way to speak to their customers. It was honest, transparent and never judged.

Beyond the creative and communication strategies, the economic model is rock solid, with premium priced products, a subscription component, greater than 50% gross margins, presence in multiple sales channels, and early success in international regions. I saw that this company had built very solid fundamentals and several paths to continued accelerated growth.

What I’d like to do now is take you to the key elements of the business. Let’s start by looking at the products that we sell today. Our hero product, which Paul already went through, is the Lawn Mower 4.0 trimming device, which retails for $85.

The trimmer head can be easily popped off and replaced and we encourage customers to do this frequently, to stay sharp and to promote good hygiene. The replacement blade model creates an annuity benefit, and it’s this replacement head that has, to date, underpinned our most popular subscription program.

Next, we created a suite of additional products for the groin area that collectively comprise the full grooming routine. These products are all uniquely positioned to support the concept of superior self-care in this region.

Finally, we have another handful of products designed for outside the groin area, like our nose and ear hair trimmer, a foot odor spray and a cologne.

We’ll talk more about our strategy to expand beyond the groin, but the last point I’ll make here is that you traditionally see companies that are either hard good makers or soft good makers, and we don’t think like that.

We think holistically about what the needs are of our men and we solve for that complete routine.

Central to our philosophy at Manscaped is to take the awareness and consideration that our marketing machine has created, and meet customers wherever they are. Since day one, we have believed in the importance of an omni-channel distribution strategy.

So let’s now explore each of these channels in turn.

Here we see that our DTC business is anchored by our website, Manscaped.com. Between 2018 and June of this year, we signed up 2.6 million customers in the U.S.

Conventional wisdom says that manscaping is a young man’s game, and absolutely we see great adoption among the millennial population, where the practice is now expected behavior. However, 65% of our customer base is over the age of 35, which signals that the self-care trend is resonating within all age cohorts, and importantly, ones with higher disposable incomes.

So when we get asked, how big is the movement to self-care? Meaning, is it a fad with a narrow, fickle young customer base or is it more of a definitive movement? We can respond that our data shows that it is indeed broad based and growing on both ends of the spectrum.

Most of our customers come to the site thinking about the Lawn Mower hero device, but we’re pretty good at educating them about the power of the full routine. We’re great with packaging and with branding, and so 64% of first time buyers end up purchasing a Starter Set.

Our most popular Starter Set is called the Perfect Package and includes the Lawn Mower, two of our wet products (the Crop Preserver and the Crop Reviver), a pair of boxers with six sizes to choose from, a travel bag, and the Magic Mat for easy clean-up. From a customer’s perspective, Starter Sets get you into the full routine, while unlocking 35 to 40% savings by the bundle. From a business perspective, Starter Sets are the key driver of our $90 initial average order value. Furthermore, 70% of all first time buyers check out with our quarterly subscription program, which we call the Peak Hygiene Plan.

We’ll talk about that now.

The Peak Hygiene Plan is the major driver of our repeat revenue. Let’s start with a little bit of history of this plan. When we started the Peak Hygiene Plan in 2019, it was essentially an experiment, a replenishment program that for $14.99 customers would get a quarterly box with a replacement Lawn Mower trimmer head and one of our wet products, selected by us. We were pleasantly surprised that even with the rigidity of the system, customers stayed with it. We learned that members especially love the wet goods to which we introduced them. However, the main requests which we heard about in focus groups was the desire for more control.

So in March, we launched Peak Hygiene Plan 2.0. The evolved program allows the member to have full customization over their box. They can select any two of ten core products in each box. And with this pricing, effectively $7.50 per product, it’s the best pricing anywhere.

The plan comes with other benefits as well, such as the ability to add any non-core product at great pricing and our Platinum Warranty, which provides protection should they have an issue with a device purchased from us. In addition, with hundreds of thousands of Peak Hygiene Plan boxes shipping each month, we have a recurring touchpoint with a loyal customer base and we can use this to stay engaged with them or even send them samples of new products.

So bringing this all together, we see that the DTC business has been growing due to a combination of great first time buyers and repeat order trends.

In 2020, we signed up 1.2 million new customers, and we’re going to do that again in 2021. The AOV of these customers have grown dramatically, increasing at a 22% CAGR since 2019. At the same time, repeat orders grew from 600,000 in 2019 to 2.9 million in 2021, which is 128% 2 year CAGR.

With 70% of our customers repeating and our average customer receiving 2.9 shipments in the first year, our repeat revenue has continued to grow from 20% in 2019 to 40% in 2021. This dependable revenue stream doesn’t require any marketing dollars and is one of the key drivers to scaling our operating margin over time.

I mentioned earlier that our strategy is to meet our customers where they shop. Let’s now turn to a couple of key selling channels outside of DTC, specifically Amazon and third party retail. We believe Amazon is a key partner to help us capture the demand we drive with our marketing activities.

With the U.S. customer now starting over 50% of their product searches within the Amazon ecosystem, we believe this marketplace is key to engaging our customers when they’re in a lean forward buying moment. Importantly, we built an on-brand presence seen here on the left within the platform to ensure our customer experience goes well beyond just product listings which we are seeing here on the right. We are the number one bestselling men’s trimmer on Amazon, and Amazon will contribute an estimated 24% of U.S. sales in 2021.

Last but not least, beginning in 2020, we started growing our U.S. retail presence with a select set of key retailers.

We are now live in 3,500 doors. Our largest presence is in Target. We’ve also launched in Best Buy, Macy’s which is new in 2021, and two of the military exchanges. Where possible, we’ve created differentiated kits to meet the price and margin goals for this channel, which further helps us reduce channel conflict.

Our success in this channel is unmistakable. In Target, we initially started with two product facings. A year later, we have expanded to the in-aisle layout shown here on the left. Essentially, it’s Manscaped and everybody else. Our stellar performance within retail unlocked interest from Target and giving us additional space for a beautiful on-brand presentation for Father’s Day shown on the right. For a retailer that prides itself on economic decision making, our real estate expansion inside Target speaks for itself.

I’ll summarize by saying that from the products we’ve made, to our lifestyle branding, to the ways we merchandise in each of our channels, we have built a very successful men’s grooming company today.

We’ve got a lot of growth opportunities in front of us and to talk more about what’s coming next, I’ll turn it back to Paul.

Paul Tran

Thank you, Kevin.

As Kevin mentioned, all the signals are trending in the right direction – media as a percentage of revenue is decreasing while repeat customers are increasing.

These are the exact KPI’s that we are looking for as we continue to grow and expand EBITDA. $100M in annual marketing might sound like a lot, but when we look at it as a percentage of revenue, it’s steadily decreasing year over year, while repeat customers have increased to 40%, meaning 40% or U.S. DTC revenue is from repeat customers.

So what’s next? We clearly see that male self-care is an expanding business. Manscaped is the leader in this space because we created the category. Those 900M men are going to need a dedicated growing trimmer and Manscaped will deliver to them.

What’s exciting is that we have already grown beyond the groin. In the future, you’re not going to even remember that Manscaped started out in the groin. You just know that Manscaped is the leading brand in men’s self-care.

We’ve already de-risked the whole thing and proven that our customers are willing to purchase Manscaped products outside of the groin. We now have over 1M members in our Peak Hygiene program, so when we launch a deodorant, a million customers can get it right at launch, right in their box.

What other CPG brands can deploy new products to a million captive and loyal customers like Manscaped can?

When we launched our Weed Whacker, a nose hair trimmer, we saw a stair step in revenue. You already know that we’ve sold over 4M Lawn Mowers, but we’ve also sold over 850,000 Weed Whackers. As we continue to launch hardware products, we’re going to unlock additional stair step and growth. In addition to that, our formulated products drive long term lifetime value.

We will expand formulated products, shampoos, conditioners, deodorant and deploy them to 1M active members, along with all other channels like Amazon and Retail. We connect to the youngest of men and we believe that this is the most valuable cohort. When care builds trust, we will extend that trust to cater to a man’s entire body.

So new hardware products will drive stair step revenue growth while formulations drive long term lifetime value.

And then, of course, there’s International

We’re building a global, multigenerational brand. International is only a year old, but the signals are very exciting.

The numbers of international mimics the U.S., so international is just a few years behind. We’re seeing international go through 105% year over year growth. From the survey data that we pulled 60% of international consumers are already practicing some kind of groin grooming, and 54% of them would pay a premium for a groin specific trimmer.

So it’s just not men in the U.S. that are practicing self-care. It’s men all over the world. We’ll get more into that in the next slide. We split international into two stages. Stage One, we focus on English speaking countries and many of the EU countries. Stage Two, we expand our reach.

If you look at the data here, men in Stage One and Stage Two exhibit similar behaviors to the U.S. You see that they are also very willing to pay a premium for specifically designed products.

They’re also interested in buying products across the entire routine and they’re also likely to purchase from a company’s website. So in 2021 and 2022, we are laying the foundation for further international scale.

Our vision is very clear. We defined it in three phases.

Phase One is to lead with the groin, earn the customers trust and be the brand that defines the male grooming category globally.

Phase Two is to use the groin as the entryway to the rest of the male body.

Phase Three is to leverage our infrastructure, scale and deep understanding of this new generation to expand outside of the bathroom.

Now, depending on the region, we’ve already accomplished Phase One and we’re well underway on Phase Two.

In the years ahead, you’re going to see Manscaped solving men’s needs from head to toe as we take on the $70B global male grooming market. If you look at Manscaped’s cult-like following, you’ll notice that we resemble lifestyle brands like Yeti, FIGS and Monster.

We started a movement, and that movement gives men permission to state that self-care is okay and that they can be proud of it.

With that, I’ll turn it over to our CFO, Phillip Unthank, to talk about how the plans and strategy that we’ve just discussed are reflected in our financial forecast.

Phillip Unthank

Thanks, Paul.

International is an exciting part of our growth story. The data shows that the international consumer is very similar to the U.S. consumer, with similar buying habits, and similar opt-in subscription rates providing the same channel profitability.

The bar chart shows how international sales trajectory in 2020 and 2021 closely tracks how the U.S. market evolved. This data gives us confidence that international growth will track closely to domestic growth. The launch in a new territory is fuelled by first time customers as new consumers are introduced to the brand.

The years to come is where we see the benefit of compounding subscriber growth along with additional new customers and channel expansion. The success we’re seeing in mainland Europe is all the more remarkable when you consider that, until recently, the majority of our marketing content and all of our DTC websites were English only.

In May 2021, we launched our first German native website. The success of this project prompted us to accelerate our French website launch for the end of this year, with a Spanish language site on the drawing board for early next.

Below the chart, we see the time phasing of the international rollout. With large Stage Two countries coming online from 2023, the future of international sales looks strong. In fact, in the 2021 forecasts contained in this presentation, we set ourselves a target of growing international revenue by 105% year over year while the first half of 2021 ended with international sales being up over 300% year over year.

The data that we’re seeing gives us confidence that the forecasted international full year CAGR of 81% is conservative and that the total global addressable market is as suspected, immense.

In these three charts, we’ve summarized the financial outlook.

The top chart shows how the net revenue is growing rapidly over the last 2 years. That growth continues with an estimated $280M plus in revenue in 2021, growing to $508M in 3 years as we compound subscribers, launch new product lines, expand internationally and open with new retail partners.

The second chart is gross profit. Gross margin is fairly consistent in the forecast from 2020 onwards, standing at approximately 50% of revenues.

The bottom chart, we see adjusted EBITDA grow to 12% by 2023. Adjusted EBITDA is primarily EBITDA plus non-cash equity based compensation.

Though first time revenue grows in absolute dollars every time, it falls as a percentage of overall revenue mix thanks to increasing subscribers and retail sales. Paid media spend decreases in lockstep with this mix change, allowing for the expansion of EBITDA margins.

Overhead, staffing and facilities hold steady at between 10% to 30% of revenue in the forecast with the notable exception occurring in 2022, as we invest $4M to accelerate hard goods development and grow our international team headcount. This reduces EBITDA in 2022, but provides a platform for the expansion of revenues and product range from 2023 onwards.

Now, let me hand it over to Mike to talk through the transaction details.

Mike Mahan

Thanks, Phillip.

We believe Manscaped is attractively valued at $1B, which represents a 2.6x multiple of 2022 revenue. This demonstrates a significant discount to the comps set out on the next few slides.

$305M is being raised, which consists of $235M in primary proceeds and the remainder going towards fees and repayment of debt. The primary proceeds will be used to accelerate growth initiatives, including international expansion, product development, balance sheet flexibility and potential acquisitions.

We have looked at two groups of comparable companies, high growth lifestyle brands and beauty and personal care.

While Manscaped competes for shelf space with brands on the right side of the graphic, the company shares more characteristics with lifestyle brands on the left.

Those characteristics include financial momentum, margin profile and customer enthusiasm.

In this summary of trading comparables, Manscaped stacks up favorably from a growth and margin perspective relative to the peer set, including a revenue CAGR of 33% between 2021 and 2023.

The pro forma multiple of 2.6x 2022 estimated revenue used for the implied enterprise value, compares favorably to its peers.

We believe in Manscaped’s growing and evolving brand, considerable growth opportunities and ability to drive significant appreciation to valuation.

I hope you’ll agree that today’s proposal provides a compelling opportunity to share in the long-term success of Manscaped.

Paul Tran

Thank you, Mike.

As we wrap up, I hope we’ve conveyed:

How large of a market male groin grooming is and how Manscaped is positioned to continue to dominate this market.

How we’ve proven that we’ve already earned the right to expand outside of groin grooming, to capture self-care and integrate into the modern man’s lifestyle.

That international is a massive opportunity and that it mimics the U.S. business.

Finally, the primary capital raised for this transaction will be used to fuel growth through possible future M&A. We’re profitable. We’ve been profitable through our meteoric rise to this scale. This additional capital will allow us to grow faster and acquire synergistic brands that fit our mission.

With this type of scale and market opportunity, we have high confidence that not only are we disrupting, but we’re also well on our way to building the next multigenerational brand and we’d love to find the right investors to come on this journey with us.

With all that we’ve already achieved, we’re just getting started.

Thank you for your time and attention today. We really appreciate it.